Filed by Alcoa Inc.

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Alcan Inc.

Commission File No:

001-03677

ALCOA EMPLOYEE FAQs

1.	Why does Alcoa want to combine with Alcan?

The transaction will create a premier diversified global aluminum company, with a complementary portfolio of assets and enhanced growth opportunities. The global landscape of the aluminum industry has changed in the last decade, and continues to change dramatically. The combination of Alcoa and Alcan will create a stronger, more diverse global competitor with the scale necessary to enhance our competitiveness in an evolving industry landscape. Together, Alcoa and Alcan will be better able to compete and win in an industry where our competitors in China, Russia and elsewhere are expanding. Alcoa and Alcan bring together a complementary portfolio of businesses and will benefit from a broader talent base and shared values. The combined company will have a better balance of growth projects, and be better able to prioritize and execute upon these opportunities. The combined company also will have increased financial resources to fund growth and research and development, while better managing risk. We believe this merger will create tremendous benefits for all our stakeholders - employees, customers, shareholders and the communities in which both companies operate.

2.	Why did Alcoa launch an offer for Alcan rather than try to reach a negotiated transaction?

Alcoa tried very hard to negotiate a friendly transaction with Alcan for almost two years. We are disappointed that our conversations with Alcan did not result in a negotiated transaction, and believe that would have been the best solution for both sets of shareholders and employees. However, we have exhausted all options other than a direct offer to Alcan shareholders and believe the time is right to move forward.

3.	Who will run the combined company? Will there be any management changes as a result of the transaction?

It is too early to discuss specifics. The new company will draw from the best talent of both existing organizations for key management positions. We recognize that Alcan’s management has done an excellent job managing their company.

4.	What does this mean for employees of Alcoa? You talk a lot about what how this will impact Alcoa’s investment in Canada, but what does this mean for employees in the U.S.?

All of our employees will benefit from the growth opportunities associated with this combination. Together, Alcoa and Alcan will be better able to compete and win in an industry where our competitors in China, Russia and elsewhere are expanding. The new company will have the scale and cost structure necessary to bolster competitiveness within a rapidly changing industry landscape. We are positive on aluminum market fundamentals, and we believe that the combined company will uniquely benefit from positive long term trends in aluminum and our downstream markets.

5.	Do you expect that there will be any layoffs?

On the corporate staff side, every combination of companies in the same business involves some reductions in corporate staff. It is far too early in the process to know where those reductions will come from; however, the new company will draw from the best talent of both organizations.

Manufacturing is different. As always, any manufacturing plant survives by remaining profitable, constantly improving productivity, and providing customers with quality products. Nothing about this transaction changes that dynamic. We expect that we’ll be able to improve productivity by sharing best practices, but this combination does not revolve around shutting any plants.

6.	What about Alcoa employees in Canada? Will they be made redundant by this acquisition?

The new company will have dual head offices in Montreal and New York – with strategic management functions located in each city and the Global Primary Products Group will be headquartered in Montreal. Some jobs will change, but we expect a net increase in the number of Montreal head office jobs. The new company will draw from the best talent of both organizations, and Alcoa has an excellent track record of integrating talent from acquisitions and joint ventures.

7.	Will you keep both companies’ smelters? If not, which ones will be shut down? How will you determine which should be shut down? Any in Canada?

We have no plans to close any smelter beyond what Alcan has already announced. Currently, both Alcan and Alcoa have strong smelting positions in Canada, with plans to modernize and expand these capabilities. As a combined entity, we will be better able to make decisions about these options. The Québec smelters have earned the right to modernize and expand and we’ll be working with the government there to make that possible.

8.	Will you close any facilities? Which ones? Will these be Alcoa or Alcan locations?

It is still early in the process; however, our businesses are largely profitable and, based on what we know, we believe Alcan’s businesses are also profitable. Again, any manufacturing plant – whether part of Alcoa, Alcan, or another company – survives by remaining profitable, constantly improving productivity, and providing customers with quality products.

9.	What is the integration plan for combining Alcoa and Alcan’s operations? Who will be involved in the integration process?

We have a proven track record of successfully integrating past acquisitions. As we have done before, we will be establishing a dedicated integration team drawn from both Alcoa and Alcan to lead this process. They will focus on identifying best practices at both companies and will execute the integration plan with focus and accountability.

10.	When will you begin to evaluate which locations / businesses may be impacted?

These are the types of decisions that our integration team will be evaluating. It is still very early, and we are focused on completing this transaction.

11.	What will the new company be called?

While this decision has not yet been made, we intend to preserve the heritage of the Alcan name and brand, while capitalizing on Alcoa’s brand name recognition.

12.	What are the next steps in this process?

There are a number of steps in this process and we expect it will be a number of months before we complete this transaction. We will shortly be launching our offer to purchase Alcan, which requires 66 2/3% of Alcan’s outstanding common shares to be tendered into the offer. Alcoa shareholder approval is not required.

The offer is also subject to customary conditions including regulatory approvals from competition authorities in various jurisdictions including the U.S., Canada, the European Union, Australia and Brazil. It also requires foreign investment clearance in Canada, France and Australia.

13.	Do you believe Alcoa will be required to make any divestitures in order to gain regulatory approval?

We have carefully considered the antitrust issues and are confident that the transaction will be approved. We have proactively approached regulators in certain jurisdictions and are prepared to make the necessary targeted divestitures in particular industry segments. We believe any necessary divestitures will be focused and will not undermine the fundamental value of the transaction.

14.	When do you expect this transaction to be completed?

We are targeting completion of the transaction by the end of 2007.

15.	How and when will employees be updated?

We are committing to sharing more information with you as soon as it becomes available. You also can always find information on the transaction posted on website and our Intranet.

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO that Alcoa will file with the SEC. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS (AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS), WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) also will be available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.Alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674]. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

•	Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;

•	Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;

•	The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;

•	Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;

•	Alcoa and/or the combined company may not be able to successfully implement its growth strategy;

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Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

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Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

•	Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;

•	Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;

•	Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;

•	Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;

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Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

•	Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;

•	Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

•	Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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